     Exhibit 99.1
28 May 2010
Address to 2010 Extraordinary Meetings
Michael Hammes, Chairman, James Hardie Industries SE
Stage 1 of the Proposal to change our domicile was approved last August with over 99% of votes cast at the extraordinary general meeting being in favour.
In February this year, James Hardie completed its transformation from a public limited liability corporation registered in The Netherlands to a European company registered in The Netherlands.
We are now asking you to approve the move of our corporate domicile from The Netherlands to Ireland so that JHI SE will become an Irish SE, subject to Irish law in addition to the SE Regulation.
With your support at our extraordinary meetings today and in Amsterdam next Wednesday, we will resolve one of the more complex issues that this company has had to deal with since 2004.
Key benefits of the Proposal
The move of our corporate domicile to Ireland is expected to deliver benefits in areas as diverse as our business operations, governance and shareholder distributions. Most importantly:
•	our key senior managers will be able to spend more time in our operations and markets;

•	we will have greater certainty under the US/Irish Tax Treaty than is the case under the US/Netherlands Tax Treaty;

•	our flexibility to undertake certain transactions under Irish company law will be increased, which your directors believe expands the company’s future strategic options;

•	our governance structure will be simplified to a single board of directors; and

•	most of our shareholders will be eligible to receive dividends not subject to withholding tax.

As part of realising these benefits last October, following shareholder approval of Stage 1, we set up James Hardie’s office on Harcourt Street in central Dublin. The office already houses nine of the 12 to 13 people we plan to base there and manages our Treasury and Intellectual Property functions. The company’s Secretariat will also be relocated to Dublin in the very near future.
We also appointed two Irish directors, James Osborne and David Dilger, whose skills and experience have already proven invaluable in our preparations to become an Irish SE company.
What the Proposal means for shareholders
For you as shareholders, the re-domicile to Ireland will be relatively seamless.
•	Shareholders will continue to hold the same securities

•	James Hardie will continue to be listed on the ASX and NYSE, and

•	Most shareholders will be able to receive distributions free of dividend withholding tax, though to obtain this exception shareholders will be required to file a non Irish resident declaration form which will be made available to them.
Costs of the Proposal
There are costs associated with the Proposal. When we issued the Explanatory Memorandum for Stage 1 of the Proposal, we estimated the transaction and implementation costs of the proposal and the transfer of our Intellectual Property and Treasury and Finance operations would be in the range of US$51-71 million.
These costs are now calculated to be approximately US$63 million, including around US$20 million in advisory fees and other expenses incurred in connection with the implementation of Stage 1, and approximately US$41 million in Dutch taxes as a result of a capital gain on the transfer of our Intellectual Property and the exit from the Financial Risk Reserve regime in The Netherlands and the termination of that regime.
The remaining estimated costs of approximately US$2 million consist primarily of advisory fees and other expenses expected to be incurred in connection with the implementation of Stage 2.
Consultation Process
When I spoke to shareholders at the Stage 1 Extraordinary Information Meeting last year, I recall there were several comments about the proposed articles of association for Irish SE and you asked for an opportunity to provide additional feedback to the company.
We welcomed that feedback and consulted with a number of relevant parties, including the Australian Shareholders Association.

After considering the comments we received, we made a number of changes to the proposed articles of association for Irish SE.
The most significant of these changes include:
•	eliminating the ability of directors of Irish SE to remove a fellow director;

•	setting a single percentage ownership threshold and simplifying the information requirements for shareholders to put items on the agenda of general meetings or nominate directors;

•	and increasing the minimum notice period for all extraordinary general meetings.
Dividends
We also received a number of questions concerning the company’s dividend — specifically the issue of when we plan to reinstate the dividend. I know this is not relevant to the resolution before the EGM, but I want to deal with this now because it is clearly a matter of concern to some shareholders who used their question forms to contact us.
The company announced on 20 May 2009 that it would omit the year-end dividend for fiscal year 2009 to conserve capital and that, until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends and company-specific contingencies dissipates, the company will continue to omit dividends.
While there has been some recovery in the markets in which we operate, there still exists a high level of uncertainty. Furthermore, we still await judgment in our dispute with the Australian Tax Office.
The Board understands shareholders’ desire for dividends, but until the company has more clarity on these matters, we have determined that it continues to be appropriate to omit dividend payments.
AGMs to be held in Ireland
Additionally, as we explained in the Explanatory Memorandum, completion of the Proposal will mean some changes to our shareholder meetings, so I want to use this meeting to reassure you that this certainly is not going to be the last time you have an opportunity to meet me, or address your Board of Directors.
As you know, if Stage 2 is approved, we will hold our 2010 Annual General Meeting in Ireland, but we will do this in a manner that allows you to attend a meeting in Sydney, follow the meeting in Dublin on simulcast, and fully participate in the AGM — including asking questions of me, or other directors, or the auditors.
In many ways, the meeting will be closer to a standard AGM with discussion and voting taking place in “real time”. If you complete the relevant section of your Voting Instruction Form, you will be able to cast your vote at the meeting.

Louis and Russell and I will continue to travel to Australia and will present our half and full year results here and meet with shareholders and management.
Payments to the Asbestos Injuries Compensation Fund
I want to take this opportunity to repeat that implementing the Proposal will not change James Hardie’s overall commitment to make contributions to the Asbestos Injuries Compensation Fund under the Amended and Restated Final Funding Agreement.
Indeed, as we noted in the Explanatory Memorandum, because the AICF’s capacity to satisfy claims is linked to the long-term financial success of James Hardie, especially the company’s ability to generate net operating cash flow, completing the Proposal is expected to have medium and long-term benefits for the Fund.
Following the announcement of our full-year results yesterday, I can confirm that James Hardie intends to make a funding payment of approximately US$64 million to the AICF in the second quarter of fiscal year 2011.
This amount represents 35% of the company’s net operating cash flow for fiscal year 2010 in accordance with the Amended Final Funding Agreement.
Summary
Finally, in summary, a review of the company’s domicile was completed over several years and concluded that it was in the best interest of James Hardie and its shareholders to transform James Hardie into a European company and move the corporate domicile from The Netherlands to Ireland.
Other options were considered. However due to a number of factors and the complexity of operating in multiple jurisdictions, many options were not considered viable or appropriate.
Moving the domicile to Ireland offers considerable operational and strategic benefits and simplifies the company’s governance model without disadvantaging shareholders and other stakeholders.
Although there are costs involved, the Proposal to move the domicile to Ireland is considered by the directors to be the best course of action at this time for James Hardie and its shareholders.
End
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au

Disclaimer: Forward looking statements
This address, and other statements that James Hardie Industries SE (James Hardie) may make, including statements about the benefit of James Hardie’s re-domicile to Ireland as an Irish SE (the Proposal) may contain forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbour Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in James Hardie’s registration statement (described below under the heading “Additional information and where to find it) include, but are not limited to:
•	all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries;

•	required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability;

•	compliance with and changes in tax laws and treatments;

•	competition and product pricing in the markets in which the company operates;

•	the consequences of product failures or defects;

•	exposure to environmental, asbestos or other legal proceedings; general economic and market conditions;

•	the supply and cost of raw materials; the success of research and development efforts;

•	reliance on a small number of customers;

•	a customer’s inability to pay;

•	compliance with and changes in environmental and health and safety laws;

•	risks of conducting business internationally;

•	the company’s proposal to transfer its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company;

•	compliance with and changes in laws and regulations;

•	currency exchange risks;

•	the concentration of the company’s customer base on large format retail customers, distributors and dealers;

•	the effect of natural disasters;

•	changes in the company’s key management personnel;

•	inherent limitations on internal controls;

•	use of accounting estimates; and

•	all other risks identified in the company’s reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate).
The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.
Additional information and where to find it
In connection with the Proposal, James Hardie has lodged with Australian Securities Exchange (ASX) and filed with the United States Securities and Exchange Commission (SEC) a Registration Statement on Form F-4 with additional information concerning the

Proposal, including a copy of an Explanatory Memorandum/prospectus. The Registration Statement was declared effective by the SEC on April 21, 2010.
While there is no new issue of securities involved in the Proposal under Australian law, under the US federal securities law James Hardie Industries SE is treated as a new registrant and the Explanatory Memorandum constitutes a prospectus for the purposes of US federal securities law. The Explanatory Memorandum is not a prospectus for the purposes of Australia’s Corporations Act, 2001. Accordingly, it does not contain all of the information that would be required to be contained in an Australian prospectus and has not been, and will not be, lodged with the ASIC.
Investors and security holders of James Hardie are urged to read the Explanatory Memorandum and any amendments, as well as any other relevant documents lodged or filed with the ASX or SEC as they become available because they contain and will contain important information about James Hardie and the Proposal. The Registration Statement, James Hardie’s Annual Report on Form 20-F and James Hardie’s subsequent reports filed with or furnished to the SEC and other relevant materials (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by James Hardie may be obtained without charge. In addition, investors and security holders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made by calling the Information Helpline in Australian at 1800 675 021 (between 8.00am and 5.00pm AEST) or elsewhere in the world at +1-949-367-4900 (between 8.00am and 5.00pm US Central Time) or in writing by regular and electronic mail at the following address: James Hardie Industries SE, Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Attention: Company Secretary; email: infoline@jameshardie.com.
All material documents filed with the SEC will also be lodged with the ASX and posted on the James Hardie Investor Relations website (www.jameshardie.com, select James Hardie Investor Relations).
Participants in the solicitation
James Hardie and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of James Hardie in connection with the Proposal. Information about the executive officers and directors of James Hardie and their ownership of James Hardie common stock is set out in the Explanatory Memorandum forming part of the Registration Statement.